Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Eldorado Gold Corporation

We consent to the use of:
•our report dated February 23, 2023 on the consolidated financial statements of Eldorado Gold Corporation (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively the “consolidated financial statements”), and
•our report dated February 23, 2023 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2022 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such reports in the Registration Statements (Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600 and 333-261772) on Form S-8 of the Entity.

/s/ KPMG LLP
Chartered Professional Accountants

March 30, 2023
Vancouver, Canada